

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

December 8, 2009

Michael W. Dosland
Senior Vice President and
Chief Financial Officer
Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223

      Re: Bank Mutual Corporation
              Form 10-K for Fiscal Year Ended December 31, 2008
              Form 10-Q for Fiscal Quarters Ended March 31, 2009,
              June 30, 2009, and September 30, 2009
              File No. 000-31207

Dear Mr. Dosland:

      We have completed our reviews of your Form 10-K and related filings and have no further comments at this time.

                     Sincerely,

                     John P. Nolan
                     Senior Assistant Chief Accountant